EXHIBIT 99.22

Emerald Health Therapeutics Announces Pure Sunfarms’ Delta 3 Greenhouse is Fully Planted; Reporting Year End Financials May 1st

Pure Sunfarms on track to reach annual production run-rate of 75,000 kilograms by mid-2019

Company to host 2018 fourth quarter and year end financial results conference call Wednesday, May 1, 2019 at 8:30 a.m. ET

VANCOUVER, British Columbia, April 23, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that its 50%-owned joint venture, Pure Sunfarms, has completed planting of the final quadrants of its 1.1 million square foot Delta 3 greenhouse operation in Delta, BC.  As a result, the entire 1.03 million square feet of growing area at Delta 3, comprising 16 individual grow rooms, is on track to reach its annualized full production run-rate of 75,000 kilograms by mid-2019.

Pure Sunfarms is now moving forward on its plan to convert the nearly identical 1.1 million square foot Delta 2 ‘sister’ facility with the goal of at least doubling annual cannabis production to 150,000 kilograms and support its goal to be the high-quality, low-cost producer in Canada. Pure Sunfarms aims to complete its first harvest at the Delta 2 facility mid-2020 and achieve full run-rate production in the fourth quarter of 2020, subject to the receipt of Health Canada licenses.

Emerald Health Therapeutics Fourth Quarter and 2018 Year-End Conference Call

Emerald Health Therapeutics will host its fiscal fourth quarter and 2018 year-end financial results conference call on Wednesday, May 1, 2019 at 8:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf190501.html. An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed to cultivate in 1.03 million square feet of the first of it’s two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Québec is completing the build out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol (CBD). Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.